SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

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FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported):   October 10, 2001

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio		44114
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 9. **Regulation FD Disclosure**

Cleveland-Cliffs Inc published a News Release on October 10, 2001 as follows:

CLEVELAND-CLIFFS & MINNESOTA POWER TO ACQUIRE LTV MINE ASSETS

CLEVELAND, OH, October 10, 2001 — Cleveland-Cliffs Inc (NYSE:CLF) announced today that subsidiaries of the Company and Minnesota Power, a business of ALLETE, Inc. (NYSE:ALE), have reached an agreement with LTV Corporation to acquire the assets of LTV Steel Mining Company (LTVSMC) in northeastern Minnesota for $25 million and the assumption of environmental and certain other liabilities. Cliffs and Minnesota Power will each pay $12.5 million to LTV.

Cliffs will acquire all of the iron ore mining and processing facilities of LTVSMC, including its 74-mile mainline railroad and dock operation at Taconite Harbor, Minnesota on the north shore of Lake Superior. A Minnesota Power subsidiary will acquire the 225 megawatt electric generating facility at Taconite Harbor, transmission facilities, and non-mining property. Minnesota Power will make a $62.5 million payment to Cliffs. Cliffs will use the payment for its share of the purchase price and the environmental liabilities and holding costs being assumed by the Company.

The LTVSMC iron ore mining operation was closed on January 5, 2001, after LTV Corporation initiated a Chapter 11 bankruptcy proceeding. Completion of the purchase transaction is subject to regulatory and bankruptcy court approvals. A hearing on the transaction in the U.S. Bankruptcy Court may occur as early as October 23.

John S. Brinzo, Cliffs' chairman and chief executive officer, said, "We are pleased that we were able to work with the State of Minnesota and Minnesota Power to reach this agreement. We believe this is the best way to promote future economic activity on the East Mesabi Range. While the LTVSMC mining assets being acquired by Cliffs will not be operated to produce iron ore pellets, a number of options do exist including non-ferrous metals development and providing transportation support services to other Minnesota mining operations. "

Brinzo said further, "We look forward to working with all key constituents in Minnesota to reclaim the LTVSMC site and develop potential projects. Cliffs, Minnesota Power and the State of Minnesota are committed to the long-term economic development of this region, so the real winners are the residents of the Mesabi Range and the communities where they live. With that in mind, Cliffs has entered into an option agreement with the Minnesota Iron Range Resources and Rehabilitation Board (IRRRB), which allows IRRRB to purchase mining lands for future development."

Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage and hold equity interests in five iron ore mines in Michigan, Minnesota, and Eastern Canada. Cliffs has a major iron ore reserve position in the

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United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

Actual results may differ materially from such statements for a variety of factors, such as: the inability to obtain the necessary regulatory and bankruptcy court approvals to complete the transaction; factors affecting the viability of potential projects at the LTVSMC site and unanticipated changes in the environmental liabilities and holding costs being assumed by Cliffs.

Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's Annual Report for 2000 and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available publicly on Cliffs' web site. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

   Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


CLEVELAND-CLIFFS INC


By: C. B. Bezik

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Name: C. B. Bezik
Title: Senior Vice President –Finance

Dated: October 11, 2001


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